May 7, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Gregory Dundas

Re:        IZEA Worldwide, Inc.
              Registration Statement on Form S-1, as amended
              File No. 333-230688

Ladies and Gentlemen:

As representative of the several underwriters of the proposed public offering of common stock of IZEA Worldwide, Inc. (the "Company"), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 9:00 a.m., Eastern Time, on Wednesday, May 8, 2019, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we intend to effect the following distribution of the Company’s Preliminary Prospectus dated May 1, 2019, through the time of effectiveness:

Preliminary Prospectus dated May 1, 2019:

150 copies to prospective underwriters, institutional investors, dealers and others

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

CRAIG-HALLUM CAPITAL GROUP LLC

By:       /s/ Rick Hartfiel___________
Name:     Rick Hartfiel
Title:    Co-President, Director of Investment Banking